FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2010

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: September 09, 2010	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

“THE ELECTRONICS BUSINESS”

CASAS BAHIA DEDICAÇÃO TOTAL A VOCÊ

PONTO FRIO

Grupo Pão de Açúcar

Meeting with Analysts and Investors

September 9, 2010

WHERE WE STAND AND WHAT LIES AHEAD

Enéas Pestana

GRUPO PÃO DE AÇÚCAR'S BUSINESS STRATEGY


GrupoPão de Açúcar
Food Retail
Integrated Diversification
Electronics (conventional retail)
Virtual channels
Real Estate
Sustainability

GPA's MANAGEMENT MODEL



Symbols
Monitoring/Control and Adjustment of Non-Compliance
Right People
Model of Management
Role & Responsibility
Organizational Structure
Technical Knowledge
Leadership (Right people in the right places)
Method
Processes
Satisfaction
Clients
Our people
Society
Shareholders
Goals
Results & Growth
Guidelines and Goals

MATRIX BUSINESSES X CORPORATION


Retail
Wholesale
Specialized Businesses
Electronics
.Com
Indicators
Market Strategy
Sales Strategy
Corporate Relations
Supply Chain
Corporate Services, Finance / IT
Human Resources
Expansion
Sales Margin
Image
Logistics Result
Financial Costs
Retention and Succession
Retail Results
Wholesale Results
Specialized Businesses' Results
Electronics Results
.Com Results

CASAS BAHIA PONTO FRIO Grupo Pão de Açúcar


Enéas

CEO
13 years in retail
7 in GPA

CORPORATE EXECUTIVE OFFICERS


Hugo
Corporate Relations
31 years in retail
9 in GPA


Ramatis
Commercial Strategy
25 years in retail
4 in GPA


Claudia
Market Strategy
2 years in retail
2 in GPA


Filippo
Financial and IT
5 months in retail and in GPA


Sylvia
Human Resources
25 years in retail
10 in GPA


Marcelo
Supply Chain
9 years in retail
9 in GPA


Paulo
Food Commercial
21 years in retail
21 in GPA

BUSINESSES OFFICERS


Tambasco
Retail Business
31 years in retail
31 in GPA


Caio
Specialized Business
18 years in retail
18 in GPA


Mauricio
Cash & Carry
22 years in retail
8 in GPA


Raphael
Electronics
12 years in retail
7 abroad and
5 in Brazil


Quiroga
E-commerce
16 years in e-commerce
2 in Ponto Frio


Staub
FIC
18 years in retail
2 in FIC

CASAS BAHIA   PONTO FRIO   GrupoPão de Açúcar

THE FORMATION OF GLOBEX (NEW)

CASAS BAHIA DEDICAÇÃO TOTAL A VOCÊ

PONTO FRIO

Grupo Pão de Açúcar

Enéas Pestana

ASSOCIATION WITH CASAS BAHIA

Joint Venture Agreement made by Casas Bahia, Globex and CBD.

DEC 4 2009

APR 2010

CBD informs the market that Casa Bahia had expressed an interest in reviewing the fundamentals of the Association.

New Shareholders' Agreement and Addendum to the JV Agreement.

JULY 1 2010

The Core Elements in the New Agreement related to the Association :

- Equilibrium in the shareholders equity equation and capitalization in the new company;
- Revision of the e-commerce structure for greater alignment of interests and synergies in the results;
- Strengthening in Corporate Governance with the creation of withdrawal rights that guarantee the transfer of know-how, capture synergies and ensure the continuity of the business.


HOW THE TWOCOMPANIES WERE AND HOW THEY WILL BE SET UP
Globex before
Retail
Wholesale
Credit
Warranty
PF.com
Extra.com
Extra Eletro
Itau - FIC
Globex (New)
Globex after
New Casas Bahia
New.com
Casas Bahia
Retail
Real Estate
Credit
Warranty
Insurance
Receivables
Receivables
CasasBahia.com
PONTO FRIO
GrupoPão de Açúcar

HOW THE TWO COMPANIES WERE AND HOW THEY WILL BE SET UP


Globex before
GPA
Itau - FIC
Credit
Insurance
Globex (New)
Globex after
Retail
Warranty
Extra Eletro
New Casas Bahia
Retail
Credit
Warranty
Insurance
Receivables
New.com
PF.com
Wholesale
CasasBahia.com
Extra.com
Casas Bahia
Real Estate
Receivables

THE STRUCTURE OF THE NEW COMPANY


GPA
The Klein Family
53%[1]
47%[1]
Globex
43.9%[1]
50.1%[1]
100%
Executive Officers
6%
New.com
NCB

[1] Not including Globex's minority shareholders.

THE CONSTITUTION OF GLOBEX (NEW)

Origin of assets	Globex	New Casas Bahia (NCB)
What is incorporated in Globex (New)	• Capitalization of R$ 755.3 mn • **R$ 89.8 mn** through the incorporation of assets and liabilities in Extra-Eletro • **R$ 665.5 mn**, of which R$ 290.0 mn is in cash and R$ 375.5 mn in GPA credits	• Operating assets and liabilities: • Includes intellectual property rights and goods • Bartira: 25% of the company • Exclusive furniture supply contract
What is left out		• Receivables portfolio • Casas Bahia own property – stores, DCs and offices (which will be rented to NCB): • At a price of R$ 140 mn per year to the third year, corrected by the IPCA. From the 4th year this value will be corrected by the highest of the IPCA or percentage of gross sales

- Contingencies prior to the date of the Incorporation are the responsibility of the original controllers of the respective assets

TIMELINE FOR THE FORMATION OF THE NEW COMPANY


JULY
1
2010
Addendum to the JV Agreement.
Formation of the New Company
NOV
2010
Corporate Structuring/ Spin-off for the formation of the New Company

PRESENTATION OF THE ELECTRONICS BUSINESS

Raphael Klein

MR. SAMUEL KLEIN AND THE ORIGIN OF CASAS BAHIA

Born in Poland in November, 1923.

- The Village of Zaklikov
- The boy, the father and the work (carpentry)
- Second World War
- Destruction of the family
- Escape, hungry and new directions
- Germany and Chana Klein



MR. SAMUEL KLEIN AND THE ORIGIN OF CASAS BAHIA


CASA
BAHIA
MÓVEIS E TAPETES
REVENDEDOR AUTORIZADO
MÓVEIS ESTOFADOS
CASA BAHIA
MOVEIS

- Adventure in South America (Argentina, Bolivia, Brazil)
- Peddler in São Caetano do Sul
- From the 1st store to one of the largest retailers in the world

CASAS BAHIA PONTO FRIO Grupo Pão de Açúcar

MAIN EXECUTIVE OFFICERS IN THE FUTURE COMPANY



Raphael Klein
CEO Globex (New)

Roberto Fulcherberguer
Commercial VP



Jorge Herzog
Administrative VP



Orivaldo Padilha
CFO



MAIN EXECUTIVE OFFICERS OF THE FUTURE COMPANY



Roberto Fulcherberguer
Commercial VP

- 11 years of Arapuã
- 6 years of GPA
- 7 years of Casas Bahia

24 years of experience in the electronics retail

MAIN EXECUTIVE OFFICERS OF THE FUTURE COMPANY



Jorge Herzog
Administrative VP

- 16 years of Carrefour
  (7 years of México)
- 4 years of GPA:
- Sendas turnaround
- Nordeste turnaround
- Ponto Frio turnaround

20 years of experience in retail

MAIN EXECUTIVE OFFICERS OF THE FUTURE COMPANY



Orivaldo Padilha
CFO

- 8 years of Carrefour
- 5 years of Walmart
- 2 years of Sendas
- 11 years of GPA (1 year in Ponto Frio)

26 years of experience in retail (9 years in electronics)

CASAS BAHIA PONTO FRIO Grupo Pão de Açúcar

HOW THE COMPANY IS BORN

Jorge Herzog

1,022 stores in 12 states and reaches all social classes

Store Chains

	BAHIA	PONTO FRIO	BAHIA + PONTO FRIO
	518	504	1.022
Street	428	397*	825
Shopping Malls	90	107	197
States	11	11	12

* Includes Extra Eletro stores

We have almost 200 stores in shopping malls

Positioning based on social classes


A
B
C
D
E
BAHIA
PONTO FRIO

CASAS BAHIA PONTO FRIO Grupo Pão de Açúcar

THE NUMBER OF EMPLOYEES REACHES THE MARK OF 67 THOUSAND

Employees

	Casas Bahia	Ponto Frio	Casas Bahia + Ponto Frio
Ponto Frio / Nova Casas Bahia	57.0 thd	10.4 thd	67.4 thd

THE NEW COMPANY IS THE COUNTRY´S LARGEST ADVERTISER AND CASAS BAHIA IS THE 7th MOST VALUABLE BRAND

Globex (New) is the largest advertiser in Brazil

Source: Ibope Mídia 2009 – Largest advertisers by country.

Brand

Posição em 2009	Posição em 2008	Marca	Valor da Marca 2009	Valor da Marca/Valor de Mercado Empresa	Brand Rating
1	1	Bradesco	23.148	24%	A
2	2	Banco Itaú	12.033	12%	BBB
3	3	Banco do Brasil	11.801	16%	BB-
4	7	Petrobras	9.734	3%	BBB-
5	6	Vivo	[illegible]	[illegible]	[illegible]
6	9	Oi/Telemar	7.561	51%	BB
7	12	Casas Bahia	7.203	N/D	BBB+
8	17	Caixa	7.051	N/D	BB-
10	10	Fiat	6.449	N/D	BBB-

7th most valuable brand in Brazil (English Brand Finance Consulting) 2009

CASAS BAHIA | PONTO FRIO | GrupoPãodeAçúcar

CASAS BAHIA AND PONTO FRIO HAVE

9.2 million active clients and com R$ 16.0 bi on credit availability

Credit

	Casas Bahia	Ponto Frio + Grupo Pão de Açúcar	Casas Bahia + Ponto Frio
PRIVATE LABEL CREDIT CARD (Bradesco + FIC): Choosing Power and Social Status — Million of cards	4.7	4.5	Great Potential
% share in gross sales	17 - 20%	27 - 35%	
TOTAL CREDIT AVAILABILITY ON THE CARDS BASE			R$ 16.0 bi

WAREHOUSING AREA OF THE NEW COMPANY REACHES 900,000 M²

Distribution Centers	CASAS BAHIA	PONTO FRIO	CASAS BAHIA + PONTO FRIO
	10	15	25
Warehousing area ('000 m2)	700	200	900
(mn m3)	8.4	2.4	10.8
Deliveries / monthly average	950 thd	170 thd	1.120 thd
Furniture set ups / monthly average	460 thd	55 thd	515 thd
Deliveries / december (peak)	1.300 thd	230 thd	1.530 thd
Furniture set ups / december (peak)	650 thd	70 thd	720 thd

CASAS BAHIA PONTO FRIO GrupoPão de Açúcar

BESIDES RETAIL BUSINESSES, GLOBEX (NEW) HAS 25% OF THE BARTIRA BUSINESS

Furniture Factory - Bartira

	CASAS BAHIA	PONTO FRIO	CASAS BAHIA + PONTO FRIO
Largest factory in Latin America 3rd largest in the world Around 2 thousand employees	More than 4 million items produced in 2009	High growth potential	

CASAS BAHIA PONTO FRIO Grupo Pão de Açúcar

STRATEGIC VIEW OF THE BUSINESS

Roberto Fulcherberguer

THE CORE ELEMENTS OF THE RETAIL ELECTRONICS BUSINESS

The capacity to generate operating cash flow

1 – Commercial and operational management	2 – Management of infrastructure and back-office	3 – Management of financial and capital structure

• Commercial competitiveness: special price, offers and credit
• Service and product availability/assortment
• Strategy to acquire and negotiate
• Furniture business
• The business of services
• Brand image
• Model, stores chain and execution :
  • solid operating discipline (no conflict)
  • good training process
	• Know-how and capacity in logistics terms
	• Information Technology with high service levels
	• Efficient furniture set up services
		• Solid capital structure is fundamental for the continuity of the business

CASAS BAHIA PONTO FRIO GrupoPãodeAçúcar

THE CORE ELEMENTS OF GLOBEX (NEW)

The capacity to generate operating cash flow

1 – Commercial and operational management

- Centralize the management of purchases;
- Improve the sales mix and pricing at Ponto Frio;
- Increase the penetration of extended warranty, Insurance and other services at Ponto Frio;
- Define the potential of the credit business (own, with a financial partner or a mix of both), looking at profitability, risk and the need for capital;
- Integrate the operating management at Ponto Frio with the Casas Bahia model;
- Reposition of the Ponto Frio brand and keep Casas Bahia brand strong.

2 – Management of infrastructure and back-office

- Centralize inventory and the supplying of companies (DCs);
- Centralize the information systems;
- Use GPA's back-office platform :
- Shared Services Center and Indirect Purchase Center;
- Total integration between Casas Bahia and Ponto Frio;
- Improvement in operating processes;
- Take advantage of the synergies between the Globex (New) and GPA.

3 - Management of finance and capital

- Use GPA's financial management platform :
  - Utilize the cost of discounting receivables related to credit cards; similar to GPA;
  - Reduce the cost of discounting Direct Consumer Credit receivables.

CASAS BAHIA PONTO FRIO GrupoPãodeAçúcar

Guidelines that permeate all the business areas

Concept of th Brand "Total Dedication to You"

It is the translation of the efforts from all areas of the company to provide easier access that ensures the fulfillment of consumption dreams of all our customers.

Positioning

Reach consumers at the base of the pyramid.


BAHIA

Strategy

The strategy is to offer the best business opportunities for the pyramid's base, ensuring that the brand remains most remembered and admired by consumers in the base of the pyramid.

OUR NEW STREET STORES

- Restructuring without loosing the brand's DNA , valuating the promotional aspect
- Update the stores with a new concept, keeping the brand young
- Structure the stores in a planned and uniform way, keeping the visual unity
- Valuating the highlighted areas for interaction and integration
- Valuating of the furniture line through a new exposition, like the concept-stores: lighter and coordinated
- Displays creation, exposition to better view the product

- We will maintain the brand DNA for not repelling the current clients, creating an environment, expositors and products displayed in an adequate manner for the shopping mall clients and compatible with the current shopping mall stores
- We will commercialize technology and white line launch products;
- We will reinforce the perception, experience and technology through expositors, displays and finishing;
- We will highlight the stainless steel line and launchings;
- We will valorize the furniture line through a clearer, coordinated exposition, translating in spaces of a house.


THE NEW CASAS BAHIA STREET STORES WILL BE A GIFT OF THE BRAND FOR THE CUSTOMERS.

"Everywhere people want to embrace the emotion"

Lovemarks, Kevin Roberts

Restructure the business to re-adequate the brand

The brand concept

Developing a new brand concept conceived to meet the A/B class.

Positioning

To be the best purchase choice for A/B class, and the best choice for B/C class after Casas Bahia.

Strategies for short term

Shopping Mall: Focus on shopping malls stores for A/B Focar lojas de shopping para classe A/B class.

Street Stores: The best choice for purchasing in street after Casas Bahia.

THE NEW PROPOSAL FOR THE PONTO FRIO SHOPPING MALLS STORES

- To create a new environment which translates the best shopping experience:
- The store will be positioned to be reference and model of launch and technology;
- Environment adequacy to make it more comfortable;
- Unique characteristics will be created to differentiate them from the market;
- The brand will be highlighted to bring more strength inside the store;
- Integration between the products categories with the areas visual definition;
- Warmer communication;
- Lightness, technology and degustation, movement and light;
- It will become the aspiration store for Casas Bahia client in evolution of life.

"We will work for Ponto Frio to be for the home appliance retail what Pão de Açúcar banner is for the supermarket consumer"

The challenges

Two brands with the same action model, but different target and positioning.



Pillars of the business set.	Reconstruction of the business pillars.
Continuance of brand management and communication.	Repositioning of the brand and communication.

CASAS BAHIA PONTO FRIO GrupoPão de Açúcar

THE WAY EACH COMPANY GOES THROUGH

Guidelines for the brands differentiation



+ in the costumers' mind and heart

Class B-/C/D/E		Class A/B
The store that fulfills dreams of the Brazilian mass by facilitating access.	Beloved and respected by all.	The store that offers the best shopping experience and satisfaction.

CASAS BAHIA PONTO FRIO GrupoPãodeAçúcar

SYNERGIES AND MAIN GUIDANCES

Orivaldo Padilha

CONSIDERATIONS FOR THE GUIDANCE

- The information contained herein represent an expectation for the new company in the formation stage, adjustments can be made in this process
- Contingencies prior to the incorporation date are under the respective assets' original controlling responsibility
- The guidance do not consider the new .com company
- It does not consider any negotiation with financial partner and/or services, financial partner evaluation in initial stage
- Extra-Eletro includes Ponto Frio's results, except otherwise indicated

STRATEGIES FOR GLOBEX (NEW)

Strategy pillar	Approach - actions		
1 – Commercial and operating management	Commercial synergies	Growth of sales	
2 –Management of Infrastructure and back-office	Centralization of inventories and stock up	Utilization of GPA back-office platform (Shared Services Center and Indirect Purchase Center)	Centralization of information systems
	To take advantage of synergies with GPA	Total integration between Casas Bahia and Ponto Frio	Improvement of processes
3 – Management of financial and capital structure	Capitalize Ponto Frio (agreement)	Utilization of GPA financial management platform	

GROWTH OF ELECTRONICS, HOME APPLIANCES AND FURNITURE MARKET



Market development (% year)
21.3%
4.5%
10.5%
11.9%
2010E
2011E
2012E
2013E

Source: Tendências Consultoria

DEVELOPMENT OF SALES IN 2010

Past Revenue Figures

	Total Gross Sales 1H10 (R$ mi)	Growth same-store-sales (SSS) 1H10/09
Casas Bahia	6,562	22.0%
Ponto Frio	2,136	36.3%
Extra Eletro	248	23.3%
Total	8,946	26.3% (1)

(1) Proforma

Renovations and Conversions

Indicators	2010	2011
Stores to be converted	47	50
Stores to be renovated – Ponto Frio		50
Estimated value (R$ million)	23,5	40,0

Strategy for renovations:

- "Water, soap and paint"makeovers;
- Structural renovation of Ponto Frio stores
- Investments in technology to incorporate Ponto Frio;
- Structural renovations in Ponto Frio shopping mall stores

New Stores

Indicators	2010	2011
Casas Bahia Stores	-	10
Ponto Frio Stores	-	5
Total	-	15
Estimated value (R$ million)	-	33,4

WORKING CAPITAL

Working Capital (in days – net revenues)	Beginning of 2011
Inventories	47
Suppliers	38
Net receivables (1)	8
Net working capital	17

Comments

- Manage the cash / Working Capital in accordance with GPA platform
- Reduction of funding costs / negotiation of financing instruments and lines at GPA cost
- Instruments and lines already available , inclusively a securitization fund for October/10.

(1) Exclui recebíveis descontados;

RECEIVABLES

Receivables discount	Beginning of 2011
Installment sales (% of sales)	75%
Average term (months)	5

Comments:

- Manage the cash / Working Capital in accordance with GPA platform
- Reduction of funding costs / negotiation of financing instruments and lines at GPA cost
- Instruments and lines already available , inclusively a securitization fund for October/10.

CASAS BAHIA PONTO FRIO GrupoPão de Açúcar

INDEBTEDNESS, SHAREHOLDERS EQUITY AND CONTINGENCIES

Indebtedness and Shareholders equity (R$ bn)	Beginning of 2011
Net Debt	0.2
Shareholders Equity	2.9

Contingencies prior to the incorporation date are under the respective assets' original controlling responsibility.

MAIN SYNERGIES

1 – Commercial and operating management

- Integrate the Ponto Frio operating management to Casas Bahia model with margin and sales gains
- Centralization of purchase management with margin gains;
- Improvement of sales and pricing mix;
- Increase the penetration of services sales;
- Repositioning of Ponto Frio brand and maintaining strong the Casas Bahia **brand**

2 – Management of infrastructure and back-office

- Centralization of the companies' inventories and stock ups;
- Utilization of GPA's back-office platform with Shared Services Center and total integration among Casas Bahia, Ponto Frio and the other areas;
- Refine the operational processes;
- Take advantage of other synergies with GPA (logistics, IT etc);

3 – Management of financial and capital structure

- Manage the cash / Working Capital inside GPA platform;
- Reduction in funding costs / negotiation of financing instruments and lines at GPA cost;

SYNERGIES

Potential per year – after total capture of synergies[1]

1 – Commercial and operating management	1.0% - 2.0% (R$ 170 - 340 mn)
2 – Management of infra-structure and back-office	1.5% - 2.0% (R$ 255 - 340 mn)
3 – Management of financial and capital structure	0.5% - 1.0% (R$ 85 - 170 mn)
Total	3.0% - 5.0% (R$ 510 - 850 mn)

[1] Synergy calculated over the net sales.

Capture curve



60%
50%
40%
20%
0%
4Q
1Q
2Q
3Q
4Q
2010
2011

Integration process with an expected term of 18 months

CASAS BAHIA PONTO FRIO GrupoPãodeAçúcar

GUIDANCE FOR RESULTS GLOBEX (NEW)

	2011E	Year model
GROSS SALES (R$)	Above R$ 20 billion	Growth (SSS) above the market
GROSS MARGIN[1]	Higher than 25.5%	Higher than 26.5%
EBITDA MARGIN[1]	4.5 to 6.0%	Higher than 7.5%
FINANCIAL RESULT[1]	-3.5 to -4.5%	Up to -4.0%
CAPEX	R$ 100 mn to R$ 120 mn	

(1) % of net sales.
Projections include estimated synergies.

QUESTIONS AND ANSWERS